Exhibit 99.4

Edge Provides Operational Update

CALGARY, ALBERTA  (May 10, 2011) – Edge Resources Inc. ("Edge" or the "Company") provides the following operational update.

The Company’s current combined production is approximately 440 boe/day (74% natural gas), primarily from (i) the Edmonton Sands property in the Gilby area of central Alberta and (ii) the oil property in the Grand Forks area of southern Alberta.

The majority of the Company’s Edmonton Sands production is tied-into its 100% owned and operated shallow gas infrastructure, which keeps operational costs below $1.00/mcf, and provides Edge with a significant cost advantage in a low-priced natural gas environment.

April production revenue exceeded $565,000.  Revenue generated by the Company’s infrastructure, including fees from third party production through the facility, exceeded $31,000 for the month.

The industry is currently experiencing “spring breakup;” thus, the Company is waiting for road bans in the Gilby area to be removed before it can move equipment required for drilling, completing and tying-in wells.

Brad Nichol, President and CEO of Edge commented, “Our low-cost advantages are bearing fruit in this low-priced natural gas environment.  There are few, if any, others that can generate positive cash flow from natural gas production at this low-point in the natural gas cycle.  Additionally, we can actively pursue agreements that will add to our position with little competition, which allows us to negotiate highly favourable terms.”

Edge has now earned or acquired a total of 23 sections of Edmonton Sands natural gas property.   The Company has executed agreements that allow for up to another 27 sections of prospective Edmonton Sands land to be earned by drilling one well on each respective section and is actively negotiating additional agreements during the current low point in the natural gas cycle.

About Edge Resources Inc.

Edge Resources is focused on the exploration, development and production of shallow oil and natural gas horizons, most prominently from the Edmonton Sands group of formations, a conventional, shallow gas group of reservoirs located in Central Alberta, Canada.  The management team’s very high success rate is based on the safe, efficient deployment of capital and a proven ability to efficiently execute in shallow formations, which gives Edge Resources a sustainable, low-cost, competitive advantage.

The Alberta Government estimates that there is 44 trillion cubic feet ("TCF") of non-producing, shallow natural gas in Alberta. Edge Resources’ management team has evaluated over 20,000 sections of land and has identified over 200 "five-star" sections.

For more information, visit the company website: www.edgeres.com or contact:

Brad Nichol
President & Director
Edge Resources Inc.
Suite 1400, 717-7th Avenue SW
Calgary, AB
Canada  T2P 0Z3
Phone: +1 (403) 767 9905

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company’s registered filings which are available at www.sedar.com.

This news release shall not constitute an offer to sell or the solicitation of any offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Barrel (“bbl”) of oil equivalent (“boe”) amounts may be misleading particularly if used in isolation. All boe conversions in this report are calculated using a conversion of six thousand cubic feet of natural gas to one equivalent barrel of oil (6 mcf=1 bbl) and is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

Trading in the securities of Edge Resources Inc. should be considered highly speculative. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.